

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2009

Andrew Wynne
Vice President and Chief Financial Officer
Tully's Coffee Corporation
3100 Airport Way South
Seattle, WA 98134

Re: **Tully's Coffee Corporation**
          Amendment Number 1 to the Preliminary Proxy Statement on
          Schedule 14A
          Filed December 26, 2008
          Form 10-K for the Year Ended March 30, 2008
          Form 10-Q for the Quarterly Periods Ended June 29, 2008 and
          September 28, 2008
          Form 8-K Furnished November 12, 2008
          File No. 001-33646

Dear Mr. Wynne:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Questions and Answers About the Meeting and the Proposals, page 2

Proposal 1 – The Asset Sale, page 3

Why has the board of directors recommended the Asset Sale?, page 4

1. We note your Form 8-K filed December 24, 2008 regarding amendments to the Northrim credit facility. Please revise the "answer" to disclose that the maturity date of the Northrim credit facility has been extended to March 31, 2009. Please revise your risk factor section in this manner as well.

What will our business be after the Asset Sale?, page 4

2. Please expand to provide your revenue and net losses for the last three fiscal years and most recent interim period for business exclusive of the wholesale business. This will provide a financial snapshot of your company going forward.

Risk Factors, page 18

Failure to complete the asset sale, page 18

3. Please expand this risk factor to briefly explain why you believe it will be difficult to obtain additional financing or consummate an alternative strategic transaction.

We have a history of losses and expect to incur losses in the future, page 20

4. We note your response to our prior comment 4 and reissue the comment in part. Please also provide your revenue for the last three fiscal years and most recent interim period for your business exclusive of the wholesale business. This will provide a financial snapshot of your company going forward.

Proposal 1: To Approve the Asset Sale, page 27

Background of and Reasons for the Asset Sale, page 27

5. We note your response to comment 7 in our letter dated December 9, 2008; however, we reissue in part. Please provide additional background information on how the purchase price was determined. For instance, who proposed the ultimately agreed upon price?

6. We note your response to our prior comment 8 and reissue in part. Please refer to the list of factors at page 30 that the board of directors considered in reaching its

decision to enter into the Asset Purchase Agreement. Please indicate which factors favored the asset sale.

7. Please add to the list of factors whether or not entering into the supply and licensing agreements are positive or negative aspects regarding the asset sale.

8. We note your disclosure that in February 2008 a strategic alternative you considered was selling your entire business and that you initially desired to sell your entire business to Green Mountain. We further note your disclosure that between September 15 and October 27, 2008 the board, upon evaluation, that your retail and specialty operations would constitute a viable business after the closing of the asset sale. Please expand upon how the board determined that your remaining operations will be a viable business.

Description of Other Transaction Documents, page 44

Description of Supply Agreement, page 47

9. The supply agreement to be entered into with Green Mountain coincident with the sale of the wholesale business appears to be material to your ongoing retail business in that all of your requirement of "products" and "other coffee products" will provided there under. Accordingly, please file the supply agreement as an exhibit to your filing.

10. Please expand your disclosure to explain what the "plus" portion of the "cost plus" basis pricing of products provided under the supply arrangement represents.

Information About Tully's, page 59

Selected Financial Data, page 59

Results of Operations Data, page 59

11. Please present data for the discontinued wholesale business after the data for continuing operations, consistent with the presentation in the statements of operations included in the filing.

Management's Discussion and Analysis, page 61

Non-GAAP Financial Measures, page 64

12. Refer to your response to our prior comment number 23. From your response and expanded disclosure, we are not convinced that you have substantively justified, specific to your circumstances, why "EBITDA" on a consolidated basis is useful in

evaluating your operating performance and liquidity. Specifically, you have not demonstrated how this non-GAAP measure reflects the resources available to operate and grow your business, to fund strategic opportunities, and to strengthen your balance sheet as indicated in your response and disclosed in the last paragraph on page 64. Although you have expanded your disclosure in regard to management's uses of this measure, this is not sufficient to justify its usefulness to investors as to specifically why the excluded elements of your operations should be disregarded. Further, stating your belief that a non-GAAP measure is commonly used by others is not a substantive reason specific to you that justifies its usefulness. In this regard, refer to footnote 44 of FR-65. With respect to "Adjusted EBITDA," this non-GAAP measure should be discontinued as it is inappropriate under the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, the presentation of this non-GAAP measure is inappropriate as it specifically includes adjustments that are nonrecurring, infrequent or unusual where the nature of the adjustment has recurred or is reasonably likely to continue recurring within the prescribed time-period as specified in this rule guidance. In view of the aforementioned, we believe you should also discontinue presenting "EBITDA."

Results of Operations, page 68

13. In regard to the table for the fiscal years 2008 and 2007, please present data for the discontinued wholesale business (that is, net sales, cost of goods sold, operating expenses, and shipping expenses) after the data for continuing operations, consistent with the presentation in the statements of operations included in the filing.

Consolidated Balance Sheets of Tully's Coffee Corporation, pages D-1 and D-24

14. We note in "Purchase and Sale of Assets" under "Description of the Asset Purchase Agreement" on page 39 that accounts receivable arising out of the wholesale business are to be included in the assets of the wholesale business to be sold. However, based on the separate balance sheets of the wholesale business included in the filing and the notes to the consolidated financial statements of Tully's Coffee Corporation, it appears that amounts reported as "assets held for sale" in the consolidated balance sheets of Tully's Coffee Corporation in regard to the assets of the wholesale business do not include the accounts receivable of the wholesale business. Please revise as appropriate or advise.

Report of Independent Registered Public Accounting Firm, page D-23

15. Please include the name of the firm in the report.

Form 10-K for the Year Ended March 30, 2008

Item 9(T). Controls and Procedures, page 95

16. Refer to your responses to our prior comment numbers 35 and 36. We note that you have not filed an amended filing as indicated in the responses that addresses the issues in those comments. Please advise when such amended filing is to be filed.

Form 10-Q for the Quarterly Periods Ended June 29, 2008 and September 28, 2008

Item 4T. Controls and Procedures

17. Refer to your response to our prior comment number 37. We note that you have not filed the amended filings as indicated in the response that addresses the issues in that comment. Please advise when such amended filings are to be filed.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Doug Jones at (202) 551-3309 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202)551-3217 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Via Facsimile (206) 386-7500
          C.J. Voss, Esq.
          Stoel Rives LLP